Exhibit 12.1

CERTEGY INC.

RATIO OF EARNINGS TO FIXED CHARGES

($ in thousands, except ratio data)

	For the year ended December 31,					Three months ended March 31, 2005
	2000	2001 (2)	2002 (2)	2003 (2)	2004 (2)
Earnings:
Income before income taxes (1)	$144,536	$132,077	$126,945	$132,573	$156,789	$33,912
Add:
Interest expense	1,301	7,200	7,120	7,950	12,914	3,305
Other adjustments	5,594	5,069	4,549	4,653	4,632	1,361

Total earnings	$151,431	$144,346	$138,614	$145,176	$174,335	$38,578

Fixed charges:
Interest expense	$1,301	$7,200	$7,120	$7,950	$12,914	$3,305
Other adjustments	5,594	5,069	4,549	4,653	4,632	1,361

Total fixed charges	$6,895	$12,269	$11,669	$12,603	$17,546	$4,666

Ratio of earnings to fixed charges	21.96x	11.77x	11.88x	11.52x	9.94x	8.27x

(1)	Income from continuing operations before income taxes and cumulative effect of a change in accounting principle, but including minority interests.
(2)	On January 1, 2005, the Company adopted SFAS 123(R), as further described in Notes 2 and 12 to the consolidated financial statements, which requires all share-based payments to employees to be recognized in the income statement based on their fair values. Periods from the Company's spin-off from Equifax Inc. on July 7, 2001 to December 31, 2004 were restated to conform to this presentation.

For the purposes of calculating the ratio of earnings to fixed charges, fixed charges consist of interest on indebtedness, amortization of deferred financing costs, and an estimated amount of rental expense that is deemed to be representative of the interest factor.